Item 77. C) Matters submitted to a vote of security holders

Annual Shareholder Meeting

On June 27, 2008, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two directors of the Fund. The results of the proposal are as follows:

Proposal 1: to Elect two (2) Class

III Directors of the Fund:

Chris LaVictoire Mahai

For 15,163,205

Withheld 199,553

Charles Wheeler

For 15,160,732

Withheld 202,026